Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

by and between

JD SUNFLOWER INVESTMENT LIMITED,

JD SUNFLOWER MERGER SUB LIMITED

and

DADA NEXUS LIMITED

Dated as of April 1, 2025

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 1, 2025, is entered into by and between JD Sunflower Investment Limited, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), JD Sunflower Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and Dada Nexus Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). Unless otherwise indicated or elsewhere defined herein, capitalized terms used herein shall have the meanings ascribed to them in Section 9.03 hereof.

RECITALS

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company (as defined in the Companies Act) (the “Surviving Company”) and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the recommendation of the Special Committee, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger, (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”) on the terms and subject to the conditions set forth herein, and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions by the holders of Shares at the Shareholders Meeting;

WHEREAS, (i) the respective board of directors of each of Parent and Merger Sub has each (A) authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (B) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and consummate the Transactions on the terms and subject to the conditions set forth herein and (ii) Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the consummation of the Transactions on the terms and subject to the conditions set forth herein;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, JD.com International Limited (the “Guarantor”) has executed and delivered to the Company a limited guarantee in favor of the Company, dated as of the date hereof (as may be amended from time to time, the “Limited Guarantee”), to guarantee the due and punctual performance and discharge of certain payment obligations of Parent and Merger Sub under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

Article I

THE MERGER

Section 1.01           The Merger.

On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, (a) Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and (b) the Company shall continue as the Surviving Company and become a wholly owned Subsidiary of Parent.

Section 1.02           Closing; Closing Date.

Unless otherwise agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) electronically as soon as practicable, but in any event no later than the fifth (5th) Business Day following the day on which the last of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) is satisfied or, if permissible, waived in accordance with this Agreement. The date in Hong Kong on which the Closing occurs is referred to as the “Closing Date.”

Section 1.03           Effective Time.

On the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Company, Parent and Merger Sub shall (a) cause the plan of merger with respect to the Merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the Companies Act, and (b) make other filings, recordings or publications as required to be made by the Company or Merger Sub, if any, under the Companies Act in connection with the Merger. The Merger shall become effective upon the time of registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands or on a later date as may be agreed by Parent and the Company and specified in the Plan of Merger in accordance with the Companies Act (such date and time, the “Effective Time”).

Section 1.04           Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the relevant provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the Companies Act.

Section 1.05           Governing Documents.

At the Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company until thereafter amended in accordance with applicable Law and such memorandum and articles of association; provided, that at the Effective Time, (a) all references therein to the name “JD Sunflower Merger Sub Limited” shall be amended to “Dada Nexus Limited”, (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger, and (c) such memorandum and articles of association shall include such indemnification, advancement of expenses and exculpation provisions as required by Section 6.05(a).

Section 1.06           Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time or such other persons designated by Parent shall, from and after the Effective Time, be the initial directors of the Surviving Company, and (b) the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time, and shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Article II

TREATMENT OF SECURITIES; MERGER CONSIDERATION

Section 2.01           Cancellation and Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)            Treatment of Shares. Each Ordinary Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares and the Ordinary Shares represented by ADSs, shall be cancelled and cease to exist in consideration of and exchange for the right to receive $0.5 in cash per Ordinary Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04.

(b)            Treatment of ADSs. Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), together with the underlying Ordinary Shares represented by such ADS, shall be cancelled and cease to exist in consideration of and exchange for the right to receive $2.0 in cash per ADS without interest (the “Per ADS Merger Consideration”) on the terms and subject to the conditions set forth in this Agreement and the Deposit Agreement; provided that in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail. The Per ADS Merger Consideration shall be paid by the Paying Agent to the Depositary as the registered holder of such cancelled underlying Ordinary Shares and distributed by the Depositary to the holder of such ADSs pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement. From and after the Effective Time, all such ADSs (and such underlying Ordinary Shares represented by such ADS) shall no longer be issued and outstanding and shall automatically be cancelled, retired and shall cease to exist, and each holder of any such ADS shall cease to have any rights with respect thereto (and such underlying Ordinary Shares represented by such ADS), except the right to receive the Per ADS Merger Consideration therefor upon the surrender of such ADS in accordance herewith, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(c)            Treatment of Excluded Shares. Each of the Excluded Shares and ADSs representing the Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

(d)            Treatment of Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.03 and thereafter represent only the right to receive the applicable payments set forth in Section 2.03.

(e)            Treatment of Merger Sub Securities. Each share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Such conversion shall be effected by means of the cancellation of such shares of Merger Sub, in exchange for the right to receive one (1) ordinary share of the Surviving Company. Such ordinary shares of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.

Section 2.02           Company Share Plans.

(a)            At the Effective Time, the Company shall (i) terminate the Company Share Plans and any and all award agreements entered into under the Company Share Plans, (ii) cancel each Company Option that is then outstanding and unexercised, whether or not vested or exercisable, and (iii) cancel each Company RSU that is then outstanding, whether or not vested.

(b)            Each former holder (or his or her designee) of a Vested Company Option that is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company, one of its Subsidiaries or Parent, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices, a cash amount (without interest and subject to Section 2.02(g)) equal to (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option, multiplied by (ii) the number of Shares underlying such Vested Company Option (assuming such holder exercises such Vested Company Option in full immediately prior to the Effective Time); provided, that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled and the holder of any such Vested Company Option shall not be entitled to payment of any consideration therefor.

(c)            Each former holder (or his or her designee) of an Unvested Company Option that is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company, one of its Subsidiaries or Parent, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices, a cash amount (without interest and subject to Section 2.02(g)) equal to (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Unvested Company Option, multiplied by (ii) the number of Shares underlying such Unvested Company Option (assuming such holder exercises such Unvested Company Option in full immediately prior to the Effective Time); provided, that if the Exercise Price of any such Unvested Company Option is equal to or greater than the Per Share Merger Consideration, such Unvested Company Option shall be cancelled and the holder of any such Unvested Company Option shall not be entitled to payment of any consideration therefor.

(d)            Each former holder (or his or her designee) of a Vested Company RSU that is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company, one of its Subsidiaries or Parent, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices, a cash amount (without interest and subject to Section 2.02(g)) equal to the Per Share Merger Consideration with respect to each Vested Company RSU.

(e)            Except as otherwise set forth in Section 2.02(f), each former holder (or his or her designee) of an Unvested Company RSU that is cancelled at the Effective Time shall, in exchange therefor, be issued with a restricted share unit or similar award that entitles that holder to receive such number of Class A ordinary share(s) of JD (rounded down to the nearest whole share) as is equal to the product obtained by multiplying (x) the number of Shares underlying such Unvested Company RSU by (y) the Exchange Ratio (“Converted RSUs”), and such Converted RSUs will be subject to vesting conditions and provisions relating to vesting acceleration (if any) the same as, and other terms and conditions substantially the same as, those that were applicable to such Unvested Company RSUs immediately prior to the Effective Time.

(f)            Each of the Unvested Company RSUs granted to the Persons set forth on Schedule 2.02 hereto that is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company, one of its Subsidiaries or Parent, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices, a cash amount (without interest and subject to Section 2.02(g)) equal to the Per Share Merger Consideration with respect to each such Unvested Company RSU.

(g)            Any payment under this Section 2.02 shall be subject to all applicable Taxes and Tax withholding requirements, and each applicable withholding agent shall be entitled to withhold Taxes under applicable Tax Law in respect thereof. Each former holder of Company Options or Company RSUs shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

(h)            As promptly as practicable following the date hereof and in any event prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions reasonably necessary to effect the provisions of this Section 2.02. Promptly following the date hereof but in any event prior to the Effective Time, the Company shall deliver written notice to each holder of Company Options or Company RSUs informing such holder of the treatment of such Company Options or Company RSUs contemplated by this Section 2.02. As promptly as practicable following the date hereof and in any event prior to the Effective Time, Parent and Merger Sub shall procure that JD will take all internal corporate actions reasonably necessary to authorize and effect the provisions of Section 2.02(e).

(i)             Parent shall cause the Surviving Company to pay to each former holder of Vested Company Options, Unvested Company Options, Vested Company RSUs and Unvested Company RSUs the amounts that may be required pursuant to Section 2.02(b), Section 2.02(c), Section 2.02(d) and Section 2.02(f) respectively, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices.

Section 2.03           Dissenting Shares.

(a)            Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Companies Act, all Ordinary Shares (other than the Excluded Shares) that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (collectively, the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act.

(b)            For the avoidance of doubt, all Shares held by Dissenting Shareholders who have not validly exercised, or who have effectively withdrawn, or lost, their dissenter rights under Section 238 of the Companies Act shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, and shall be converted at the later of (i) the Effective Time, and (ii) the occurrence of such event, into the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have not validly exercised or who have effectively withdrawn or lost such dissenter rights under Section 238 of the Companies Act.

(c)            The Company shall give Parent (i) prompt notice of any written notices of objection, notices of approvals, notice of dissent or demands for appraisal or written offers, under Section 238 of the Companies Act received by the Company, written withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights, and (ii) the opportunity to direct negotiations and proceedings with respect to any such notice or demand for appraisal under the Companies Act. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any offers or agree to any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)            In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the Companies Act, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the Companies Act within twenty (20) days of obtaining the Requisite Company Vote at the Shareholders Meeting.

Section 2.04           Exchange of Share Certificates, etc.

(a)            Paying Agent. Prior to the Effective Time, Parent shall select and appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b) and Section 2.03(b) (collectively, the “Merger Consideration”), and Parent shall enter into a paying agent agreement with the Paying Agent prior to the Effective Time, it being agreed that the paying agent agreement shall not contain provisions that contradict this Section 2.04 without the Company’s prior consent. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when required thereby, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs (other than Excluded Shares and ADSs representing Excluded Shares), cash in immediately available funds and in an amount that is sufficient to pay the full amount of the Merger Consideration (such cash deposited with the Paying Agent, the “Exchange Fund”). Parent shall be responsible for and pay, in accordance with the paying agent agreement, all charges and expenses of the Paying Agent in connection with the exchange of the Shares (other than the Excluded Shares) for the Merger Consideration as contemplated in this Agreement.

(b)            Exchange Procedures. Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares (other than Excluded Shares and Dissenting Shares) entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of such Shares shall be effected), and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) or such other documents as may be required in exchange for the Per Share Merger Consideration. Promptly following any Shares ceasing to be Dissenting Shares pursuant to Section 2.03(b), Parent shall cause the Paying Agent to mail to the applicable shareholders the documents described in the immediately preceding sentence. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding in accordance with Section 2.04(i), and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary, stock transfer or other Taxes and other government charges due to or incurred by the Depositary in connection with the cancellation of their ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary in accordance with Section 2.04(i)) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II.

(c)            Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, and upon such term as may be reasonably required by the Surviving Company or the Paying Agent, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares (other than Excluded Shares and Dissenting Shares) represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a) and Section 2.03(b).

(d)            Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until they notify the Surviving Company or the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members maintained by the Company or the Depositary, as applicable, or (ii) on the last two (2) consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed, or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to shareholders of the Company (including holders of ADSs) who are untraceable shall be returned to the Surviving Company on demand and held in a bank account for the benefit of shareholders of the Company (including holders of ADSs) who are untraceable. Shareholders of the Company who are untraceable but subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(e)            Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into shares of the Company), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of the Company or ADSs occurring on or after the date hereof and prior to the Effective Time (but excluding any change that results from any exercise of Company Options to purchase Shares or the vesting of any Company RSUs) and to provide to the holders of Ordinary Shares (including Ordinary Shares represented by ADSs), Company Options and Company RSUs the same economic effect as contemplated by this Agreement prior to such action.

(f)            Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company; provided, that Parent or the Surviving Company, as applicable, shall not direct the Paying Agent to make any such investment that is speculative in nature and that no such investment or loss shall affect the aggregate amounts payable under this Article II. Parent or the Surviving Company, as applicable, shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment to the extent necessary to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under this Article II shall be returned to the Surviving Company. Except as contemplated by Section 2.04(b), this Section 2.04(f) and Section 2.04(g), the Exchange Fund shall not be used for any other purpose.

(g)            Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares or ADSs for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares and ADSs (other than Excluded Shares and ADSs representing Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to this Article II without any interest thereon. Monies unclaimed after a period of two (2) years from the Effective Time shall be forfeited and shall revert to the Surviving Company unless otherwise required by applicable Law.

(h)            No Liability. None of the Paying Agent, Parent, the Surviving Company or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i)            Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent, Merger Sub and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs, Company Options or Company RSUs such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as applicable, to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, Company Options or Company RSUs in respect of which such deduction and withholding was made by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be.

Section 2.05           No Transfers.

From and after the Effective Time, (a) the register of members of the Company shall be closed, and there shall be no registrations of transfers in the register of members of the Surviving Company of the Shares that were outstanding immediately prior to the Effective Time, and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Shares other than the Excluded Shares and the Dissenting Shares, and for no consideration in the case of Excluded Shares and only in accordance with Section 2.03 in the case of the Dissenting Shares.

Section 2.06           Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to (a) all disclosures in the Company SEC Reports filed with or furnished to the SEC and publicly available after January 1, 2022 and prior to the date hereof but excluding (i) statements in any “Risk Factors” and/or “Forward-Looking Statements” section(s) of any such Company SEC Report and (ii) those statements that are cautionary, predictive or forward-looking in nature, but in each case, other than specific factual information contained therein; and (b) any information that would cause one or more of the representations and warranties contained in this Article III to be untrue or incorrect, of which Parent, Merger Sub or any of their respective Affiliates or Representatives has knowledge prior to the date of this Agreement. Subject to the foregoing, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01           Organization and Qualification.

Each of the Company and its Subsidiaries is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.02           Constitutional Documents.

No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect. All memorandum and articles of association or equivalent organizational documents of the Group Companies are in full force and effect as of the date hereof.

Section 3.03           Capitalization.

(a)            The authorized share capital of the Company is $200,000 divided into 2,000,000,000 Ordinary Shares of a par value of $0.0001 each. As of the close of business in New York City on March 19, 2025, (A) 1,032,984,610 Ordinary Shares are issued and outstanding (excluding 38,094,108 Ordinary Shares in the form of ADSs held in treasury), all of which have been duly authorized and are validly issued, fully paid and non-assessable, and (B) 78,508,284 Ordinary Shares are reserved for future issuance pursuant to the outstanding Company Options and Company RSUs.

(b)            Except for (i) the Company Options and Company RSUs (including the rights and obligations of their holders and the Company under the terms of the Company Options and Company RSUs) and rights under the Control Documents, and (ii) the Transactions, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by any Group Company relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of any Group Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Group Company and no securities or obligations evidencing such rights are authorized, issued or outstanding, and there are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any Equity Securities of any Group Company. The Company has no secured creditors within the meaning of section 233(8) of the Companies Act.

(c)            The grant of each such outstanding Company Option was validly made and properly approved by the Company Board or a duly authorized committee thereof and any shareholder approval by the necessary number of votes in material compliance with the terms of the relevant Company Share Plans, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules and regulations of The Nasdaq Stock Market (“Nasdaq”) and all other applicable Laws. The grant of each such Company RSU was validly made and properly approved by the Company Board or a duly authorized committee thereof and any shareholder approval by the necessary number of votes in material compliance with the terms of the relevant Company Share Plans, the Exchange Act, the rules and regulations of Nasdaq and all other applicable Laws. Except as otherwise set forth in Section 2.02, there are no commitments or agreements to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Option or any Company RSU as a result of the Transactions.

(d)            The Company has made available to Parent accurate and complete copies of (i) the Company Share Plans pursuant to which the Company has granted the Company Options and Company RSUs that are currently outstanding, (ii) the form of award agreement evidencing such Company Options and Company RSUs and (iii) award agreements evidencing such Company Options and Company RSUs with terms that are materially different from those set forth in the form of award agreement.

(e)            The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is owned by such Group Company free and clear of all Liens (except for Permitted Liens), other than the VIE Entity to the extent it is subject to the Control Documents. Other than as set forth in the Control Documents, the Transaction Documents or for the purpose of the Transactions, there are no outstanding material contractual obligations of any Group Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries.

Section 3.04           Authorization.

(a)            The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, to execute and deliver the Plan of Merger and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, have been duly and validly authorized by the Company Board and other than such filings and recordation as required by the Companies Act, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger, and the consummation by it of the Transactions, subject, in the case of the Plan of Merger and the Merger, to receipt of the Requisite Company Vote.

(b)            This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) ((a) and (b) collectively, the “Enforceability Exceptions”).

(c)            As of the date hereof, the Company Board, acting upon the recommendation of the Special Committee, by resolutions duly adopted by vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger, (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the holders of Shares (the “Company Recommendation”). As of the date hereof, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn.

(d)            The Special Committee has received from Kroll, LLC (the “Financial Advisor”) its opinion to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing Excluded Shares) are fair, from a financial point of view, to such holders. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement and Schedule 13E-3.

Section 3.05           No Conflict; Required Filings and Consents.

(a)            None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (i) assuming the Requisite Company Vote is obtained, conflict with or result in any breach of any provision of the organizational or governing documents of any Group Company, (ii) require any consent or waiver by any Person under, result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Material Contract, (iii) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, or (iv) assuming the Requisite Company Vote is obtained and the Requisite Approvals are complied with and completed, violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except, with respect to each case of clauses (ii) through (iv), for any such conflict, breach, violation, default, modification, right, creation of any Lien or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will require any filing by the Company or any of its Subsidiaries with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Authority, except for (i) compliance with any applicable requirements of the Securities Act and the Exchange Act, (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Act, (iii) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Merger, including the joining of the Company in the filing of the Schedule 13E-3, which shall incorporate by reference the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, (iv) such filings as may be required under the Nasdaq rules and regulations in connection with this Agreement or the Merger (items (i) through (iv) together, the “Requisite Approvals”), and (v) any filing, permit, authorization, consent or approval the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.06           Permits; Compliance with Laws.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for the Company and its Subsidiaries to own, lease and operate their properties or to carry on their business substantially in the manner described in the Company SEC Reports filed prior to the date hereof and substantially as is being conducted as of the date of this Agreement (collectively, the “Material Company Permits”), and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all of the Material Company Permits are valid, in full force and effect, and are not subject to any pending or, to the knowledge of the Company, threatened legal proceeding by any Governmental Authority to suspend, cancel, modify, terminate or revoke any such Material Company Permit, (ii) the Company and each of its Subsidiaries are in compliance with the terms and requirements of such Material Company Permits, and (iii) the Company and each of its Subsidiaries is not in default under, and to the Company’s knowledge, no condition exists that with notice or lapse of time or both would constitute a default under or would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of, any such Material Company Permit.

(b)            The Group Companies are and have been in compliance with all applicable Laws and the applicable listing, corporate governance and other rules and regulations of Nasdaq in all material respects. Since the Applicable Date, no Group Company has received any written notice or communication of any material non-compliance with any applicable Law that has not been cured.

(c)            No Group Company is a Prohibited Person. To the best knowledge of the Company, none of the Representatives of any Group Company is a Prohibited Person. No Group Company has conducted or agreed to conduct any business, or entered into or agreed to enter into any transaction with a Prohibited Person, or violated any applicable export restrictions, anti-boycott regulations, or embargo regulations. Except as would not, individually or in the aggregate, be material to the Group Companies taken as a whole, none of the Group Companies, or, to the best knowledge of the Company, the Representatives of any Group Company, has violated any Anticorruption Law.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Group Companies are in compliance with the applicable SAFE Rules and Regulations and duly and lawfully obtained all requisite permits, licenses, approvals, filings and registrations and other requisite formalities with the SAFE as required under the applicable SAFE Rules and Regulations which are in full force and effect, and there exist no grounds on which any such permits, licenses, approvals, filings or registrations may be cancelled or revoked or any Group Company or its legal representative may be subject to liability or penalties for misrepresentations or failures to disclose information to SAFE or its local counterparts.

Section 3.07           SEC Filings; Financial Statements.

(a)            The Company has filed or otherwise furnished (as applicable), all forms, reports, statements, schedules and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2022 (the “Applicable Date”) (such forms, reports, statements, schedules and other documents filed since the Applicable Date, including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (and to the extent such Company SEC Reports were amended, as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable).

(b)            Other than those disclosed in the Company SEC Reports, each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared, in all material respects, in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c)            Except as and to the extent set forth in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on April 22, 2024 or otherwise disclosed by the Company in current reports on Form 6-K, no Group Company has any outstanding liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected in the consolidated financial statements of the Company and its Subsidiaries, except for liabilities or obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2024, (B) incurred pursuant to this Agreement or in connection with the Transactions, or (C) that are immaterial in nature and amount.

(d)            Other than those disclosed in the Company SEC Reports, (i) the Company maintains a system of accounting established and administered in accordance with GAAP in all material respects, and (ii) the system of internal accounting controls maintained by the Group Companies is sufficient to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP.

(e)            The Company has timely filed all certifications and statements required by Rule 13a-14 or Rule 15d-14 under the Exchange Act or 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. Other than those disclosed in the Company SEC Reports, the Company (i) is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it, and (ii) has established and maintains disclosure controls and procedures and internal controls over financial reporting required by Rule 13a-15 or Rule 15d-15 under the Exchange Act to ensure that all material information concerning the Company and its Subsidiaries required to be included in reports filed under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents.

Section 3.08           Proxy Statement.

The information supplied by the Company for inclusion in the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein including the notice of the Shareholders Meeting and the form of proxy) will not (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders Meeting, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub, the Guarantor or any of their respective Affiliates or Representatives (as the case may be) for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09           Absence of Certain Changes.

Since December 31, 2024, (a) except as contemplated by this Agreement, each Group Company has conducted business in all material respects in the ordinary course of business and in a manner consistent with past practice, and (b) there has not been any Company Material Adverse Effect.

Section 3.10           Absence of Litigation.

As of the date of this Agreement, there is no litigation, hearing, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority which (a) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (b) if adversely determined, would reasonably be expected to prevent, materially delay or materially impede, the performance by the Company of its obligations under this Agreement in any material respect or the consummation of the Merger.

Section 3.11           Employee Benefit Plans.

Each Company Employee Plan has been established, operated and maintained in compliance with its terms and with applicable Law in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or expressly provided under this Agreement, neither the execution of this Agreement, shareholder approval of this Agreement, nor the consummation of the Transactions alone, will (i) entitle any current or former director, employee or consultant of any Group Company to material compensation in the form of a severance payment or similar payment, or (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Employee Plans.

Section 3.12           Labor and Employment Matters.

As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, or bound by, or currently negotiating in connection with entering into, any collective bargaining agreements. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, there is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to their businesses, or (ii) lockout, strike, slowdown, work stoppage or threat thereof by or with respect to any current or former employee, officer, consultant or independent contractor of the Company or any of its Subsidiaries.

Section 3.13           Real Property.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions, and neither any Group Company (as a party to such Lease) nor, to the knowledge of the Company, any other third party to such Lease, is in material breach or default under such Lease. No Group Company owns any real property as of the date of this Agreement.

Section 3.14           Intellectual Property.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own or possess adequate licenses or other rights to use (in each case, free and clear of any Liens, except for Permitted Liens), all Intellectual Property necessary to conduct the business of the Company or its Subsidiaries as currently conducted.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the use of any Intellectual Property in connection with the operation of their respective businesses or otherwise by the Company or its Subsidiaries does not infringe upon or misappropriate the Intellectual Property rights of any person and is in compliance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use such Intellectual Property. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of, and to the knowledge of the Company, there is no threatened, assertion or claim that (i) it, or the business or activities of the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services), is infringing upon or misappropriating any Intellectual Property right of any person, and (ii) if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no person is infringing or misappropriating any material Intellectual Property owned by the Company or any of its Subsidiaries in any material respect.

(c)            With respect to each Intellectual Property owned by any Group Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, such Group Company is the owner of the right, title and interest in and to such Intellectual Property, and is entitled to use, transfer and license such Intellectual Property in the continued operation of its respective business.

(d)            With respect to each Intellectual Property licensed to any Group Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) such Group Company has the right to use such Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Intellectual Property, and (ii) to the knowledge of the Company, as of the date of this Agreement, no party to any license of such Intellectual Property is in material breach thereof or default thereunder.

Section 3.15           Privacy and Data Security.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company complies with all applicable Privacy Laws and applicable Privacy Policies.

Section 3.16           Taxes.

(a)            Each Group Company has, in all material respects, duly and timely filed (taking into account any extension of time within which to file) all Tax Returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged (whether or not reflected on a Tax Return), other than such payments as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP, and such Tax Returns are true, accurate and complete in all material respects.

(b)            As of the date of this Agreement, no Tax authority or agency or other Governmental Authority is asserting in writing or, to the knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith. There are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of any material Taxes against any Group Company.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied with all requirements imposed by such Governmental Authorities, and (ii) each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete at the time of its submission. Each Group Company has timely withheld, collected and deposited all material amounts of Taxes that are required to be withheld, collected and deposited under applicable Laws.

Section 3.17           Material Contracts.

(a)            For purposes of this Agreement, “Material Contracts” means (i) this Agreement and (ii) any and all Contracts to which any of the Group Companies is a party as of the date of this Agreement filed or required to be filed as exhibits to the Company SEC Reports.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or otherwise disclosed in the Company SEC Reports, as of the date of this Agreement, (i) each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against the such Group Company in accordance with its terms, subject to the Enforceability Exceptions, (ii) no Group Company and, to the knowledge of the Company, no counterparty, is or is alleged to be in breach or violation of, or default under, any Material Contract, and (iii) within the last twelve (12) months prior to the date hereof, no Group Company has received any written claim of default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that would give rise to any claim of default under any Material Contract.

Section 3.18           Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the Companies Act (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.19           Related Party Transactions.

The Company has disclosed in the Company SEC Reports each material Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of the Company, one the other hand, entered into during fiscal years covered by such Company SEC Reports, in each case that is required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act, other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of any Group Company, (b) reimbursement for expenses incurred on behalf of any Group Company, and (c) other employee benefits, including Contracts entered into under the Company Share Plans.

Section 3.20           Control Documents.

(a)            To the knowledge of the Company, (i) each party to any of the Control Documents has full power and authority to enter into, execute and deliver such Control Document to which it is a party and each other agreement, certificate, document and instrument to be executed and delivered by it pursuant to the Control Documents and to perform the obligations of such party thereunder, and (ii) the execution and delivery by such party of each Control Document to which it is a party and the performance by such party of its obligations thereunder have been duly authorized by all requisite actions on the part of such party.

(b)            As of the date of this Agreement, none of the parties to any Control Document has sent or received any written communication regarding termination of or intention not to renew any Control Document, and no such termination or non-renewal has been threatened in writing by any of the parties thereto. As of the date of this Agreement, there is no Action initiated by any Governmental Authority or any other person, pending or, to the knowledge of the Company, threatened against any of the Controlled Entities and other Group Companies that (i) challenge the validity or enforceability of the Control Documents, individually or taken as a whole, (ii) challenge the legality of the “variable interest entity” structure or the ownership structure as set forth in the Control Documents, or (iii) claim that any of the Control Documents or the ownership structure thereof violates any PRC Laws in any material respect.

Section 3.21           Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.22           No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or its business or with respect to any information provided to Parent, Merger Sub or any of their respective Affiliates or Representatives in connection with the Transactions, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Neither the Company nor any other person on behalf of the Company will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or their respective Affiliates or Representatives resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01           Corporate Organization.

(a)            Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to carry on its business as it is now being conducted and as contemplated in this Agreement. Each of Parent and Merger Sub has made available to the Company (i) complete and correct copies of its memorandum and articles of association as currently in effect, and (ii) a true and complete list of all directors and officers (if any) of Parent and Merger Sub, each as of the date hereof.

(b)            Merger Sub was formed solely for the purpose of engaging in the Transactions and it has no assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to the Transaction Documents and the Transactions.

Section 4.02           Authorization.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized and approved by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize or approve this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. No vote or consent of the holders of any class or series of share capital of Parent is necessary to approve this Agreement or the Transactions, including the Merger.

Section 4.03           No Conflict; Required Filings and Consents.

(a)            The execution and delivery of this Agreement and the Plan of Merger by each of Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by each of Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clause (ii) and clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their respective obligations under this Agreement.

(b)            The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filings or notices pursuant to the Exchange Act and the rules and regulations thereunder, (ii) any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder, (iii) compliance with the rules and regulations of Nasdaq, (iv) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Companies Act and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Act, and (v) any such other filing, permit, authorization, consent or approval, the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay the consummation by Parent or Merger Sub of the Merger.

Section 4.04           Capitalization.

The authorized share capital of Parent is $50,000 consisting of 50,000 ordinary shares, par value of $1 per share. As of the date of this Agreement, one ordinary share of Parent is issued and outstanding, which has been duly authorized, validly issued, fully paid and non-assessable and is wholly owned by JD.com Investment Limited. The authorized share capital of Merger Sub is $50,000 consisting of 50,000 ordinary shares, par value of $1 per share, one of which is issued and outstanding and has been duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Merger Sub is wholly owned by Parent. All outstanding share capital of Merger Sub is owned by Parent free and clear of all Liens. There are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in, Merger Sub. Merger Sub has no secured creditors within the meaning of section 233(8) of the Companies Act.

Section 4.05           Available Funds.

(a)            Parent has delivered, on or prior to the date of this Agreement, to the Company a true and complete copy of the executed commitment letter from the Guarantor (the “Commitment Letter”) pursuant to which the Guarantor has committed to fund Parent in cash, subject to the terms and conditions thereof, for an amount up to the aggregate amount set forth therein for the purpose of financing the Merger Consideration and other amounts required to consummate the Transactions (the “Committed Financing”). The Commitment Letter provides, and will continue to provide, that (i) the Company is a third-party beneficiary and entitled to enforce the Commitment Letter in accordance with the terms and conditions set forth therein and (ii) it may not be amended without the Company’s prior written consent.

(b)            The Commitment Letter, in the form so delivered, (i) is in full force and effect and is a legal, valid and binding obligation of the parties thereto (subject to the Enforceability Exceptions), and (ii) has not been amended or modified and no such amendment or modification is contemplated, and the commitment contained in the Commitment Letter has not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated. Assuming (A) the Committed Financing is funded in accordance with the Commitment Letter, and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, Parent and Merger Sub will have available to them, as of the Effective Time, all funds necessary for Parent, Merger Sub and the Surviving Company to pay (1) the Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions on the terms and subject to the conditions contemplated hereby and all related fees and expenses associated therewith.

(c)            The Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Committed Financing available to Parent on the terms and conditions contained therein. There are no side letters or other oral or written contracts related to the funding of the full amount of the Committed Financing to which Parent, Merger Sub or any of their respective Affiliates is a party other than the Commitment Letter.

(d)            As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach by any parties thereto under the Commitment Letter or would otherwise excuse or permit the Guarantor to refuse to fund the Committed Financing. As of the date of this Agreement, Parent and Merger Sub are not in breach of the Commitment Letter and do not have any reason to believe that any of the conditions to the Committed Financing will not be satisfied or that the Committed Financing will not be available to Parent at the Effective Time.

Section 4.06           Information Supplied.

None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Schedule 13E-3, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the Proxy Statement, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.07           Solvency.

Neither Parent nor Merger Sub is entering into the transactions contemplated hereby and by the Transaction Documents with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or the waiver of the conditions of Parent and Merger Sub to consummate the Merger as set forth herein, immediately after giving effect to all of the Transactions, including the payment of the Per Share Merger Consideration, the Per ADS Merger Consideration, and all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, the Surviving Company will be solvent as of the Effective Time and immediately after the Effective Time.

Section 4.08           Absence of Litigation.

As of the date of this Agreement, there are no proceedings pending or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any property or asset of Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their obligations under the Transaction Documents.

Section 4.09           Ownership of Company Shares.

As of the date hereof, other than the Excluded Shares and ADSs representing Excluded Shares, which will be cancelled at the Effective Time in accordance this Agreement, neither Parent, Merger Sub, nor any of their respective Affiliates, beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares, ADSs, other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants, or other rights to acquire Shares, ADSs or other securities of, or any economic interest (through derivative securities or otherwise) in, the Company.

Section 4.10           Independent Investigation.

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, and their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that, as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except that each of Parent and Merger Sub relies on the representations, warranties, covenants and agreements of the Company expressly set forth in this Agreement).

Section 4.11           No Other Contracts.

Except for this Agreement, the Limited Guarantee, the Commitment Letter, the Confidentiality Agreement and, in the case of item (iii) below, any support agreement Parent or Merger Sub may enter into with holders of Ordinary Shares or ADSs after the date hereof (which for the avoidance of doubt may only be entered into with the prior written consent of the Special Committee pursuant to the Confidentiality Agreement), there are no Contracts (whether oral or written) (i) between Parent, Merger Sub, the Guarantor or any of their Affiliates (excluding the Company and its Subsidiaries), on one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive per-share or per-ADS consideration of a different amount or nature than the Merger Consideration (other than as a result of any settlement agreement with any Dissenting Shareholder), (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal, or (iv) pursuant to which any person not affiliated with JD has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Transactions.

Section 4.12           Non-Reliance on Company Estimates.

The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 4.13           Brokers.

Other than UBS AG Hong Kong Branch, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub, and no such fee or commission will be due and payable by the Company prior to the Effective Time.

Section 4.14           Limited Guarantee.

The Limited Guarantee has been duly and validly executed and delivered by the Guarantor and is in full force and effect, and assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Guarantor that executed it, enforceable against the Guarantor in accordance with the terms thereof subject to the Enforceability Exception, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

Section 4.15           No Additional Representations.

Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing. Neither Parent nor Merger Sub nor any person on behalf of Parent or Merger Sub will have or be subject to any liability or indemnity obligations to the Company or its Affiliates or Representatives resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

Article V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01           Conduct of Business by the Company.

The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as required by applicable Law or permitted or contemplated by the Transaction Documents, unless Parent may otherwise consent in writing, (i) the businesses of the Group Companies shall be conducted in the ordinary course of business consistent with past practice; and (ii) the Company shall use its reasonable efforts to preserve substantially intact the assets and the business organization of the Group Companies, to keep available the services of the current key officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers, suppliers and other Persons with which any Group Companies has material business relations as of the date hereof. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as required by applicable Law or permitted or contemplated by the Transaction Documents, the Company shall not, and shall procure that no Group Company will, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent:

(a)            amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)            issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of any Group Company (other than in connection with (A) the issuance of Shares upon the exercise of any Company Options or Company RSUs in accordance with their respective terms, (B) the withholding of securities of the Company to satisfy Tax obligations with respect to Company Options or Company RSUs, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options or Company RSUs, (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, or (E) any transaction between or among the Company and its direct or indirect wholly owned Subsidiaries), (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of RMB20,000,000, except in the ordinary course of business or pursuant to Contracts that are in force as of the date of this Agreement, or (iii) any material Intellectual Property owned by or licensed to any Group Company, except in the ordinary course of business or pursuant to Contracts that are in force as of the date of this Agreement;

(c)            declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries);

(d)            reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than the purchase of Shares to satisfy obligations under the Company Share Plans, including the withholding of Shares in connection with the exercise of Company Options or Company RSUs in accordance with their respective terms);

(e)            effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company, or create any new Subsidiary, other than the Transactions;

(f)            acquire any assets, entities, securities or properties, in any single transaction or related series of transactions, for consideration in excess of RMB20,000,000, except for acquisitions pursuant to Contracts that are in force as of the date of this Agreement;

(g)            make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof in excess of RMB20,000,000 in any single transaction or related series of transactions;

(h)            incur, assume, alter, amend or modify any Indebtedness, or guarantee any Indebtedness, in each case, with an amount in excess of RMB20,000,000 in a single transaction or related series of transactions, except for (i) the incurrence or guarantee of Indebtedness under any Group Company’s existing credit facilities or other Contracts as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness, or (ii) any Indebtedness between the Company and its Subsidiaries, or between two or more Subsidiaries of the Company;

(i)            other than expenditures necessary to maintain assets in good repair consistent with the past practice, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of RMB20,000,000 or capital expenditures which are, in the aggregate, in excess of RMB20,000,000 for the Group Companies taken as a whole;

(j)            except as required by any Company Employee Plan or this Agreement, (i) enter into any new employment or compensatory agreements, or terminate any such agreements, with any employee of any Group Company other than the hiring or termination of employees with an aggregate annual compensation of less than RMB5,000,000, (ii) grant or provide any severance or termination payments or benefits to any employee of any Group Company, in each case, in excess of RMB2,000,000, other than in accordance with applicable Law or pursuant to Contracts that are in force as of the date of this Agreement, (iii) materially increase the compensation, bonus or pension, welfare, severance or other benefits of any employee of any Group Company except in the ordinary course of business, (iv) establish, adopt, amend or terminate any Company Employee Plan or materially amend the terms of any outstanding Company Options, (v) accelerate the vesting or payment, of compensation or benefits under the Company Employee Plan or (vi) forgive any loans to any Employee of any Group Company;

(k)            make any changes with respect to financial accounting policies or procedures in any material respect, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(l)             enter into, amend, modify, consent to the termination of, or waive any material rights under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof), other than in the ordinary course of business consistent with prior practice;

(m)            settle any pending or threatened Action of or against any Group Company (A) for an amount in excess of RMB20,000,000 for any single Action, (B) that would impose any material restrictions on the business or operations of any Group Company, or (C) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of any Group Company relating to the Transactions;

(n)            make or change any material Tax election, amend any material Tax Return, enter into any closing agreement or seek any ruling from any Governmental Authority with respect to material Taxes, or make any material change in any method of Tax accounting or Tax accounting period; or

(o)            agree to or enter into any Contract or otherwise make a binding commitment, to do any of the foregoing.

Section 5.02           Compliance.

Each party hereto agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, it shall not: (i) take any action which is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action which would, or would reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the Merger or the other transactions contemplated by this Agreement.

Section 5.03            No Control of Company Business.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VI

ADDITIONAL AGREEMENTS

Section 6.01           Proxy Statement and Schedule 13E-3.

(a)            As soon as reasonably practicable following the date of this Agreement, the Company, with the cooperation and assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Parent and Merger Sub shall promptly furnish all information as the Company may reasonably request in connection with such actions and preparation of the Proxy Statement and the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable opportunity to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Shareholders Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub that should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company. Nothing in this Section 6.01 is intended to restrict or preclude the Company Board or the Special Committee from effecting a Change in the Company Recommendation on the terms and subject to the condition set forth in this Agreement. Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.04(d), with respect to any disclosure regarding a Change in the Company Recommendation made in accordance with and not in violation of this Agreement, the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or another filing by the Company with the SEC, with respect to such disclosure.

(b)            Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event or circumstance shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company; provided, that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon. Notwithstanding anything herein to the contrary, (i) no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent, Merger Sub, the Guarantor or their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3, and (ii) no representation, warranty, covenant or agreement is made by the Parent, Merger Sub or the Guarantor with respect to information supplied by the Company or its respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 6.02           Company Shareholders Meeting.

(a)            The Company shall establish a record date for determining shareholders of the Company entitled to vote at the Shareholders Meeting (the “Record Date”) in consultation with Parent and shall not change such Record Date or establish a different record date for the Shareholders Meeting without the prior written consent of Parent, unless the Company is required to do so by applicable Law; and in the event that the date of the Shareholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, the Company shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Shareholders Meeting, as so adjourned, postponed or delayed, except as required by applicable Laws. As soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement, the Company shall (i) mail or cause to be mailed the Proxy Statement to the holders of Shares as of the Record Date, and (ii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Subject to Section 6.02(b), without the consent of Parent, the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders Meeting.

(b)            As soon as reasonably practicable but in any event no later than forty (40) days after the date of mailing the Proxy Statement, the Company shall hold the Shareholders Meeting. Subject to this Section 6.02 and Section 6.04, the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, including the Merger, and shall include such recommendation in the Proxy Statement. The Company shall use its reasonable best efforts in accordance with applicable Law and the memorandum and articles of association of the Company to (i) solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, and (ii) take all other action necessary or advisable to secure the Requisite Company Vote. In the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation, the Company shall nonetheless submit this Agreement, the Plan of Merger and the Transactions, including the Merger, to the holders of the Shares for authorization and approval at the Shareholders Meeting in accordance with this Section 6.02, unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders Meeting.

(c)            Notwithstanding Section 6.02(b), the Company may, and upon Parent’s written request shall, recommend the adjournment of the Shareholders Meeting to its shareholders, with such adjournment to be voted on at the Shareholders Meeting, (i) if and to the extent the Special Committee determines in good faith that such adjournment or postponement is necessary or advisable to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the meeting to seek the Requisite Company Vote, (ii) as otherwise required by applicable Law, or (iii) if as of the time for which the Shareholders Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders Meeting or to vote in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions for the Requisite Company Vote to be obtained. If the Shareholders Meeting is adjourned, the Company shall convene and hold the Shareholders Meeting as soon as reasonably practicable thereafter in accordance with the Company’s memorandum and articles of association, subject to the immediately preceding sentence.

(d)            At the Shareholders Meeting, and any other meeting of the shareholders of the Company called to seek the Requisite Company Vote or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions is sought, Parent and/or Merger Sub shall vote, and shall cause their respective Affiliates to vote, or cause to be voted, all Shares held directly or indirectly by them and their respective Affiliates as of the date hereof in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.03           Access to Information.

(a)            From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreement, upon reasonable advance notice in writing from Parent, the Company shall (i) provide to Parent and its Representatives reasonable access during normal business hours and upon reasonable prior notice to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such information concerning the business, contracts, assets and liabilities of the Group Companies as Parent may reasonably request in writing, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)            Notwithstanding anything to the contrary in Section 6.03(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to give access to or disclose any information to Parent or any of its Representatives if such access or disclosure would (i) violate any Contract entered into prior to the date of this Agreement, applicable Law or Order, (ii) jeopardize any attorney-client privilege, work product doctrine or other applicable privilege, or (iii) give a Third Party the right to terminate or accelerate the rights under a Contract entered into prior to the date of this Agreement.

(c)            All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreement and Section 9.12.

(d)            No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04           No Solicitation of Transactions.

(a)            From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except pursuant to Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries will, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate, or knowingly encourage (including by way of furnishing nonpublic information concerning any Group Company), or take any other action to knowingly facilitate, any inquiries or the making of any Competing Proposal, (ii) enter into or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in connection with any such inquiries or any Competing Proposal, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating, or that may reasonably be expected to lead to, to any Competing Transaction, or (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement to which the Company or any of its Subsidiaries thereof is a party (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement and to enforce each such confidentiality, standstill and similar agreement). The Company shall notify Parent in writing, as promptly as practicable and in any event within forty-eight (48) hours, of any Competing Proposal received by the Company, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments), and (y) the identity of the party making such proposal or offer or inquiry or contact. The Company shall keep Parent informed, on a current basis, of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Except as otherwise provided in this Section 6.04(a) or Section 6.04(c), after the execution and delivery of this Agreement, the Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, promptly cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction, promptly revoke or withdraw access of any Third Party to any data room containing any nonpublic information concerning any Group Company and request all such Third Parties to promptly return or destroy all such nonpublic information provided to them. The Company shall not and shall cause the other Group Companies not to enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement that would restrict the Company from providing such information to Parent in accordance with this Section 6.04(a).

(b)            Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of a Competing Proposal that was not obtained in violation of Section 6.04, the Company, the Special Committee and their respective Representatives may:

(i)            communicate with the person or group of persons who has made such proposal or offer solely to clarify and understand the terms and conditions thereof and to notify such person of the restrictions of this Section 6.04, to the extent the Special Committee determines that such communication is necessary to determine whether such Competing Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii)            provide information in response to the request of the person or group of persons who has made such proposal or offer, but only if prior to providing such information, the Company has received from the person or group of persons so requesting such information an executed Acceptable Confidentiality Agreement, provided, that the Company shall concurrently make available to Parent any information concerning the Company and the Subsidiaries that is provided to any such person or group of persons and that was not previously made available to Parent or its Representatives; and/or

(iii)            engage or participate in any discussions or negotiations with the person or group of persons who has made such proposal or offer;

provided, that prior to taking any actions described in clause (ii) or (iii) above, the Special Committee has (A) determined, in its good faith judgment, after consultation with its independent financial advisor and outside legal counsel, that such Competing Proposal constitutes or would reasonably be expected to result in a Superior Proposal, and (B) provided written notice to Parent prior to taking any such action.

(c)            Except as set forth in Section 6.04(d), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) fail to make the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend or publicly propose to adopt, approve or recommend to the shareholders of the Company a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against the acceptance of such tender offer or exchange offer by the Company shareholders within ten (10) Business Days after Parent so requests in writing (any of the foregoing, a “Change in the Company Recommendation”), or (E) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction, or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b) (an “Alternative Acquisition Agreement”).

(d)            Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a Competing Proposal that was not obtained in violation of this Section 6.04 which the Company Board determines, in its good faith judgment acting at the recommendation of the Special Committee (after consultation with its independent financial advisor and outside legal counsel), that such Competing Proposal constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board (acting at the recommendation of the Special Committee) or the Special Committee may, (A) effect a Change in the Company Recommendation and/or (B) authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and enter into an Alternative Acquisition Agreement with respect to that Superior Proposal, but only (i) if the Company shall have complied with the requirements of Section 6.04(a) and Section 6.04(b) with respect to such Competing Proposal in all material respects; (ii) after (A) providing at least five (5) Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c), it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, and (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Competing Proposal would cease to constitute a Superior Proposal; provided that any material modifications to such Competing Proposal that the Company Board has determined (acting at the recommendation of the Special Committee) to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(d), provided, further, that with respect to the new written notice to Parent, the Superior Proposal Notice Period shall be deemed to be a three (3) Business Day period rather than the five (5) Business Day period first described above; and (iii) following the end of such five (5) Business Day period or three (3) Business Day period (as applicable), the Company Board shall have determined, in its good faith judgment acting at the recommendation of the Special Committee (after consultation with its independent financial advisor and outside legal counsel), that taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Competing Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. None of the Company, the Company Board or any committee of the Company Board shall enter into any Contract with any Third Party that restricts the Company from giving prior notice to Parent of its intention to effect a Change in the Company Recommendation.

(e)            Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to a Competing Transaction, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), provided, that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that does not include an express rejection of any applicable Competing Transaction shall be deemed to be a Change in the Company Recommendation; or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(f)            Unless and until this Agreement is terminated pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any definitive agreement in respect of any Competing Transaction.

Section 6.05           Directors’ and Officers’ Indemnification and Insurance.

(a)            The indemnification, advancement and exculpation provisions of the indemnification agreements by and between the Company and its directors and officers, as in effect at the Effective Time, shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Group Companies under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement, and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any Indemnified Party. The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by applicable Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b)            The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies (including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions) maintained by the Company or any of its Subsidiaries covering each current or former director or officer and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (each, an “Indemnified Party”), covered as of the Effective Time, on terms no less favorable than those of such policies in effect on the date hereof; provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the “Maximum Annual Premium”), and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In lieu of maintaining the directors’ and officers’ liability insurance policies contemplated by this Section 6.05(b), the Company may, at its option, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company so long as the annual cost of such policy does not exceed the Maximum Annual Premium. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c)            Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply, and Parent shall cause the Surviving Company to comply, with all of the Company’s obligations, and each of the Surviving Company and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (y) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Companies Act or any other applicable Law, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director, officer or other fiduciary of the Company or any of its Subsidiaries.

(d)            In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company, the Surviving Company, or Parent, as the case may be, shall assume the obligations set forth in this Section 6.05.

(e)            The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the Companies Act or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Company under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or other agreement that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06           Notification of Certain Matters.

Subject to applicable Law and the requirements of this Agreement, each of the Company and Parent shall promptly notify the other in writing of:

(a)            any notice or other communication from any Governmental Authority in connection with the Transactions;

(b)            any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(c)            any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d)            a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of such party having occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided further, that failure to give prompt notice pursuant to Section 6.06(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

Section 6.07           Financing.

(a)            Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions necessary to obtain the Committed Financing in a timely manner, including to use its reasonable best efforts to (i) maintain in full force and effect the Commitment Letter until the Transactions are consummated, (ii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Commitment Letter applicable to Parent or Merger Sub that are within its control, (iii) draw upon and consummate the Committed Financing at or prior to the Closing, and (iv) fully enforce its rights under the Commitment Letter.

(b)            Neither Parent nor Merger Sub shall agree to or permit (i) any termination of the Commitment Letter without the prior written consent of the Company, or (ii) any amendments or modifications to, or grant any waivers of, any condition or other provision under the Commitment Letter without the prior written consent of the Company if such amendments, modifications or waivers would (x) reduce the aggregate amount of the Committed Financing or (y) impose new or additional conditions to the Committed Financing or otherwise expand, amend or modify the Committed Financing in a manner that would (A) prevent or delay the ability of Parent or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement or (B) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Commitment Letter.

(c)            Parent shall, prior to the Closing, give the Company prompt written notice (i) upon becoming aware of any breach of any provision of, or termination by any party to the Commitment Letter, (ii) upon the receipt of any written notice that threatens breach or termination of the Commitment Letter, (iii) upon knowledge of any dispute or disagreement between any parties to the Committed Financing, and (iv) if Parent at any time believes that it will not be able to obtain all or any portion of the Committed Financing on the terms, in the manner, or from the source contemplated by the Commitment Letter.

Section 6.08           Further Action.

(a)            On the terms and subject to the conditions of this Agreement, each of the parties hereto shall each use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to fulfill all the applicable conditions to the Closing and consummate the Transactions.

(b)            Each party hereto shall, upon reasonable request by any other parties, furnish such other parties with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Governmental Authority (if any) in connection with the Transactions.

Section 6.09           Obligations of Merger Sub.

Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.10           Participation in Litigation.

Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the knowledge of the Company on the one hand and the knowledge of Parent on the other hand, threatened against such party or its directors which relate to this Agreement and the Transactions. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any shareholder Action against the Company or its directors relating to this Agreement or the Transactions, and no such Action shall be settled without Parent’s prior written consent.

Section 6.11           Resignations.

To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent, which shall include a waiver of any claims against any Group Company subject to customary exceptions.

Section 6.12           Public Announcements.

Any press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. At any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other prior to issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions, except (A) as may be required by applicable Laws or by any listing agreement with a national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other parties before making any such public announcements, and (B) that the Company shall not be required to obtain the prior agreement of Parent or Merger Sub with respect to any public announcement of the receipt and existence of a Competing Proposal and matters related thereto, or a Change in the Company Recommendation, in each case made in compliance with Section 6.04. This Section 6.12 shall terminate upon a Change in the Company Recommendation.

Section 6.13           Delisting; Deregistration.

The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable under applicable Laws and rules and policies of Nasdaq to enable the delisting of the ADSs from Nasdaq and the deregistration of the Ordinary Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14           Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.15           Actions Taken at Direction of Parent or Merger Sub.

Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article III, Article V or this Article VI hereof, if the alleged breach results from an action or inaction by the Company specifically directed or specifically approved by Parent, Merger Sub or their respective Affiliates or Representatives (other than any Group Company or Representatives of any Group Companies), regardless of whether there is any approval by or direction from the Company Board or the Special Committee.

Section 6.16           No Amendment to Transaction Documents.

Without the prior written consent of the Special Committee (acting on behalf of the Company), Parent and Merger Sub shall not, and shall cause the Guarantor and its or their respective Affiliates not to (i) amend, modify, withdraw, waive or terminate any Transaction Documents to which the Company is not a party in a manner adverse to the Company or would or would reasonably be expected to prevent or materially delay (a) the consummation by Parent and Merger Sub of the Merger or any of the other Transactions or (b) the performance by each of Parent and Merger Sub of their respective obligations under this Agreement, or (ii) enter into or modify any other Contract relating to the Merger or the Transactions in a manner that (x) would contravene the terms of any Transaction Documents, or (y) would or would reasonably be expected to prevent or materially delay (A) the consummation by Parent and Merger Sub of the Merger or any of the other Transactions or (B) the performance by each of Parent and Merger Sub of their respective obligations under this Agreement.

Article VII

CONDITIONS TO THE MERGER

Section 7.01           Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions on or prior to the Closing Date:

(a)            Shareholder Approval. This Agreement, the Plan of Merger and the Transactions, including the Merger, shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders Meeting in accordance with the Companies Act and the Company’s memorandum and articles of association.

(b)            No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent, which is then in effect, that has or would have the effect of enjoining, restraining, or prohibiting the consummation of the Merger.

Section 7.02           Additional Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a)            Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.01, Section 3.03(a) and Section 3.04, the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect”) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not, and would not be reasonably expected to, constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.01 and Section 3.04 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (iii) the representations and warranties set forth in Section 3.03(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)            Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)            Dissenting Shareholders. The holders of no more than twelve percent (12%) of the Shares shall have validly served and not validly withdrawn a notice of dissent under Section 238(2) of the Companies Act.

(d)            Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b), Section 7.02(c) and Section 7.02(e).

(e)            No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and is continuing.

Section 7.03           Additional Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a)            Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or similar standard or qualification set forth therein) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Transactions or perform their obligations under the Transaction Documents.

(b)            Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)            Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04           Frustration of Closing Conditions.

None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

Article VIII

TERMINATION

Section 8.01           Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (or in the case of the Company, acting at the direction of the Special Committee).

Section 8.02           Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (acting at the direction of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)            the Effective Time shall not have occurred on or prior to January 1, 2026 (the “Long Stop Date”); or

(b)            any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order, which has the effect of preventing or prohibiting consummation of the Merger; or

(c)            the Requisite Company Vote shall not have been obtained at the Shareholders Meeting duly convened therefor and concluded or at any adjournment or postponement thereof;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure (or, in the case of Parent, the failure of Parent or Merger Sub) to fulfill any of its obligations under this Agreement has been a primary cause of, or resulted in, the failure of the Merger to be consummated by the Long Stop Date or the applicable condition(s) being satisfied.

Section 8.03           Termination by the Company.

This Agreement may be terminated by the Company (acting at the direction of the Special Committee) at any time prior to the Effective Time, if:

(a)            a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Sections 7.01 or 7.03 to be satisfied, and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, by the earlier of the Long Stop Date and thirty (30) days following receipt of written notice of such breach from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.03(a) and the basis of such termination; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.02;

(b)            (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth in Section 7.03 have been satisfied (or that the Company is waiving any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within ten (10) Business Days following the later of (x) date on which the Closing should have occurred pursuant to Section 1.02 and (y) the date on which the foregoing notice is delivered to Parent; or

(c)            prior to the receipt of the Requisite Company Vote, (i) the Company Board (acting at the recommendation of the Special Committee) or the Special Committee shall have authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04(d) and (ii) the Company concurrently with or immediately after the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied with Section 6.04 in all material respects, and (B) complied with Section 8.06 and prior to, concurrently with or immediately after such termination, pays the Company Termination Fee.

Section 8.04           Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)            a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or 7.02 to be satisfied, and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company by the earlier of the Long Stop Date and thirty (30) days following receipt of written notice of such breach from Parent stating the Parent’s intention to terminate this Agreement pursuant to this Section 8.04(a) and the basis of such termination; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in breach of any representations, warranties or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Sections 7.01 or Section 7.03; or

(b)            the Company Board or the Special Committee shall have effected a Change in the Company Recommendation.

Section 8.05           Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided, that the terms of Section 6.03(c), Section 6.03(d), Section 6.12, Articles VIII and IX shall survive any termination of this Agreement.

Section 8.06           Termination Fee.

(a)            In the event that:

(i)            (A) a Competing Proposal relating to a Competing Transaction shall have been made or proposed (and not withdrawn), after the date hereof and prior to the Shareholders Meeting (or prior to the termination of this Agreement if there has been no Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), and (C) within twelve (12) months after the termination of this Agreement, any Group Company consummates, or enters into a definitive agreement in connection with, a Competing Transaction, whether or not such Competing Transaction was the same Competing Transaction referred to in clause (A) (provided, that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”);

(ii)            this Agreement is terminated by Parent pursuant to Section 8.04; or

(iii)           this Agreement is terminated by the Company pursuant to Section 8.03(c),

then the Company shall pay, or cause to be paid, to Parent or its designees an amount in cash equal to $5,164,923 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (x) within five (5) Business Days after such termination in the case of a termination referred to in clause (ii) above, (y) at least two (2) Business Days prior to and as a condition of the consummation by the Company of a Competing Transaction or entry by the Company into the definitive agreement in connection with a Competing Transaction in the case of a termination referred to in clause (i) above, or (z) prior to, concurrently with or immediately after the termination of this Agreement in case of a termination pursuant to clause (iii) above); it being agreed that in no event shall the Company be required to pay the Company Termination Fee more than once.

(b)            Parent will pay, or cause to be paid, to the Company or one or more of designees of the Company an amount in cash equal to $10,329,846 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), such payment to be made as promptly as possible (but in any event within five (5) Business Days after such termination by wire transfer of same day funds); it being agreed that in no event shall Parent be required to pay the Parent Termination Fee more than once.

(c)            Except as otherwise specified in Section 8.06(d), all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

(d)            In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in The Wall Street Journal on such date plus 2.00% or a lesser rate that is the maximum permitted by applicable Law. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)            Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(f)             (i)            Subject to Section 9.08, the Commitment Letter and the Limited Guarantee, the Company’s right to (i) terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and costs and expenses under Section 8.06(d) and the guarantee of such obligations pursuant to the Limited Guarantee (subject to their terms, conditions and limitations), and (ii) receive reimbursement and interest pursuant to Section 8.06(d) (the “Company Reimbursement”), shall be the sole and exclusive remedy of any Group Company and all members of the Company Group against (A) Parent, Merger Sub or the Guarantor, (B) the former, current and future direct or indirect holders of any equity, general or limited partnership or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, Representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of Parent, Merger Sub or the Guarantor, or (C) any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of any of the foregoing (clauses (A) through (C) of this Section 8.06(f), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger or the other Transactions to be consummated. For the avoidance of doubt, subject to Section 9.08, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Commitment Letter and the Limited Guarantee) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and the Company Reimbursement, and in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, members, managers, partners, Representatives, stockholders, successors or assignees of the foregoing (collectively, the “Company Group”), seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Commitment Letter and the Limited Guarantee), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b) and Section 8.06(d), or the Guarantor to the extent provided in the Commitment Letter or Limited Guarantee. This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

(ii)            Subject to Section 9.08, Parent’s right to terminate this Agreement and receive payment from the Company of the Company Termination Fee pursuant to Section 8.06(a) and expenses under Section 8.06(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger to be consummated. Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a) and the costs and expenses under Section 8.06(d), and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and Section 8.06(d). This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the Company Group.

(iii)            Notwithstanding anything to the contrary in this Agreement, the Commitment Letter, the Limited Guarantee or any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder (collectively, the “Transaction Documents”), but subject to Section 9.08, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Parent Group collectively (A) under this Agreement or any other Transaction Document, (B) in connection with the failure of the Merger or the other transactions contemplated hereunder or under the Transaction Documents (including the Committed Financing) to be consummated or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, shall not exceed under any circumstances an amount equal to the sum of (i) the Parent Termination Fee, if any, due and owing to the Company pursuant to Section 8.06(b) and (ii) the Company Reimbursement.

(iv)            Notwithstanding anything to the contrary in this Agreement or the other Transaction Documents, but subject to Section 9.08, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Company Group collectively (A) under this Agreement or any other Transaction Document, (B) in connection with the failure of the Merger or the other transactions contemplated hereunder or under the Transaction Documents (including the Committed Financing) to be consummated or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, shall not exceed under any circumstances an amount equal to the sum of (i) the Company Termination Fee, if any, due and owing to the Parent pursuant to Section 8.06(a) and (ii) the amounts, if any, due and owing under Section 8.06(d).

Article IX

GENERAL PROVISIONS

Section 9.01           Survival.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.03(c), Section 6.03(d), Section 6.05, Section 6.06, Section 6.12, Article VIII and this Article IX.

Section 9.02           Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or email, or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a)            if to Parent or Merger Sub:

20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People’s Republic of China
Attention: Mr. Larry Zhan
Email: zhanchong1@jd.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F Edinburgh Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention: Shu Du, Esq.
Email: shu.du@skadden.com

(b)            if to the Company:

22/F, Oriental Fisherman’s Wharf
No. 1088 Yangshupu Road
Yangpu District, Shanghai 200082
People’s Republic of China

Attention: Henry Jun Mao, Chief Financial Officer
Email: ir@imdada.cn

(c)            if to the Special Committee, addressed to the care of the Company, with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Attention: Fang Xue, Esq.

Email: fxue@gibsondunn.com

Section 9.03           Definitions.

(a)            For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided, that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of restricting the Company from satisfying its obligations under this Agreement.

“ADS” means American Depositary Share, each representing four (4) Ordinary Shares as of the date hereof.

“Affiliate” of a specified Person means (i) any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person and (ii) with respect to any natural person, the term “Affiliate” shall also include any member of the immediate family of such natural person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise, provided that (x) Parent, Merger Sub and the Guarantor and their respective Affiliates (excluding the Group Companies) shall not be deemed to be Affiliates of the Company and/or its Subsidiaries, and vice versa, and (y) the Guarantor and its Affiliates shall be deemed to be Affiliates of either Parent or Merger Sub.

“Anticorruption Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, government employee or commercial entity to obtain or retain business or a business advantage such as, without limitation, the PRC Criminal Law, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, each as amended from time to time, and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“beneficial ownership” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, Hong Kong or the PRC are authorized by Law to be closed.

“Company Employee Plan” means any written plan, program, policy, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect (“Effect”) that, individually or in the aggregate with all other Effects, is or would reasonably be expected to (a) have a material adverse effect on the business, financial condition, assets, liabilities, properties or results of operations of the Company and its Subsidiaries taken as a whole or (b) prevent or materially delay the consummation of the Merger or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement; provided, however, that in the case of clause (a) only, no Effects arising out of or resulting from any of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: (i) geopolitical conditions, any outbreak or escalation of war or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic, epidemic or other public health crises, or other force majeure events, (ii) changes in Laws, GAAP or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (v) any announcement, disclosure, pendency or consummation of the Transactions, including any initiation of shareholder litigation or any other legal proceeding relating to this Agreement and/or the Transactions, (vi) any action taken, and/or omission to take any action, by the Company or any of its Subsidiaries at the specific request or with the written consent of Parent, Merger Sub or any of their respective Affiliates or required by this Agreement, (vii) the failure by the Company or any of its Subsidiaries to take any action that is prohibited by this Agreement, (viii) any breach of this Agreement or other Transaction Document by Parent, Merger Sub, the Guarantor or any of their respective Affiliates, (ix) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position (but excluding the underlying circumstances or reasons for that failure), (x) any decline in the market price, or change in trading volume, of the capital stock of the Company (but excluding the underlying circumstances or reasons for that decline or change), or (xi) any change or prospective change in the Company’s credit ratings (but excluding the underlying circumstances or reasons for that change); except, in the case of clause (i), (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants affected by such events that are in the industry in which the Company and its Subsidiaries operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Option” means each option to purchase Shares granted under the Company Share Plans at or prior to the Effective Time whether or not such option has become vested at or prior to the Effective Time in accordance with the terms thereof.

“Company RSU” means each restricted share unit or other right to acquire Shares granted under the Company Share Plans at or prior to the Effective Time, the restrictions over which have not lapsed at or prior to the Effective Time in accordance with the terms thereof.

“Company Share Plans” means, collectively, the Second Amended and Restated 2015 Equity Incentive Plan of the Company and the Amended and Restated 2020 Share Incentive Plan of the Company.

“Competing Proposal” means any bona fide written offer, proposal, or indication of interest (other than an offer, proposal, or indication of interest by Parent) constituting or may reasonably be expected to lead to a Competing Transaction.

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue, net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of Equity Securities of the Company, or securities convertible into or exchangeable for 20% or more of any class of Equity Securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of Equity Securities of the Company; or (v) any combination of the foregoing.

“Confidentiality Agreement” means the confidentiality agreement, dated February 25, 2025, between the Company and JD, as amended.

“Contract” means any contract, agreement, note, bond, mortgage, indenture, deed of trust, lease, license, permit, franchise or other instrument.

“Control Documents” means, a series of contractual arrangements through which the Company controls its VIE Entity, each as amended and supplemented from time to time.

“Deposit Agreement” means the Deposit Agreement, dated as of June 5, 2020, between the Company, the Depositary and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder evidencing ADSs.

“Depositary” means JPMorgan Chase Bank, N.A.

“Equity Securities” means any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Exchange Ratio” means the Per Share Merger Consideration divided by the result of dividing (x) the average closing price of an American depositary share of JD listed on the Nasdaq Global Select Market, expressed in U.S. Dollars, during the five (5) consecutive trading days immediately preceding the Closing Date by (y) the number of Class A ordinary shares of JD represented by such an American depositary share of JD listed on the Nasdaq Global Select Market.

“Excluded Shares” means, collectively, (i) Shares (including Shares represented by ADSs) held by Parent, Merger Sub and any of their respective Affiliates, and (ii) Shares (including Shares represented by ADSs) held and beneficially owned by the Company or any Subsidiary of the Company or held in the Company’s treasury, and (iii) Shares (including Shares represented by ADSs) held by the Depositary and reserved for issuance, settlement and allocation pursuant to the Company Share Plans.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option in accordance its terms and conditions thereof.

“Governmental Authority” means court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, state, local or supranational, or any self-regulatory or quasi-governmental authority.

“Group Company” means any of the Company and its Subsidiaries.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments; provided that in no event will Indebtedness include any accounts payable or other trade payable arising in the ordinary course of business, and (e) all Indebtedness of others referred to in clauses (a) through (d) above guaranteed directly or indirectly by such person.

“Intellectual Property” means all rights (to the extent protected under applicable Laws), anywhere in the world, in or to: (a) patents, patent applications (and any patents that issue from those patent application), certificates of invention, substitutions relating to any of the patents and patent applications, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other governmental grant for the protection of inventions or designs; (b) Trademarks; (c) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; and (e) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (a)-(d).

“JD” means JD.com, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands.

“knowledge” means, with respect to the Company, the actual knowledge of any director (excluding any director who is an executive officer of JD) or executive officer of the Company, and with respect to Parent or Merger Sub, the actual knowledge of any director or executive officer of such party and JD.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any right of first refusal, right of first offer, call option, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Ordinary Share” or “Shares” means the ordinary shares, par value $0.0001 each, in the share capital of the Company.

“Permitted Liens” means any (i) Liens securing obligations under capital leases, (ii) Taxes, assessments or governmental charges or levies imposed with respect to property which are not yet due and payable or which are being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established in accordance with GAAP, (iii) statutory Liens in favor of suppliers of goods arising or incurred in the ordinary course of business for which payment is not yet due or delinquent, (iv) mechanics’, materialmen’s, workmen’s, repairmen’s, landlord’s, warehousemen’s, carrier’s and other similar Liens arising or incurred in the ordinary course of business which are not yet due and payable or which are being contested in good faith, (v) Liens in respect of pledges or deposits under workers’ compensation Laws, unemployment insurance or other types of social security, or (vi) any other Liens that have been incurred in the ordinary course of business and that would not reasonably be expected to have, individually or in the aggregate, any material adverse effect on the business of the Company and its Subsidiaries taken as a whole.

“person” or “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement, Hong Kong, Macau and Taiwan.

“Privacy Law” means any Law of the PRC applicable to any Group Company governing privacy, data protection, or data security with respect to the processing of personal data by any Group Company.

“Privacy Policy” means each published privacy policy, privacy notice, or privacy statement of any Group Company relating to its processing of personal data.

“Prohibited Person” means (i) any individual or entity listed on the Specially Designated Nationals and Blocked Persons published by the U.S. Department of Treasury Office of Foreign Assets Control or any other sanctioned party list administered by the United States or the PRC, (ii) any entity that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (i), or (iii) any national of a country or region that is the subject or target of a comprehensive embargo under U.S. or PRC Laws relating to economic or trade sanctions (including Cuba, Iran, North Korea, Syria, Venezuela, and the regions of Crimea, Donetsk, and Luhansk).

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other authorized representatives.

“Requisite Company Vote” means the affirmative vote of holders of Shares (including Shares represented by ADSs) representing at least two-thirds (2/3) of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the Shareholders Meeting or any adjournment or postponement thereof.

“SAFE” means the State Administration of Foreign Exchange of the PRC.

“SAFE Rules and Regulations” means the SAFE Circular 37, SAFE Circular 7, SAFE Circular 75, SAFE Circular 78 and any other applicable rules, regulations, guidelines and reporting and registration requirements issued by SAFE. For the purpose of this definition, (i) “SAFE Circular 37” means the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Vehicles issued by SAFE on July 14, 2014, which became effective as of July 14, 2014, or any successor rule or regulation under PRC Law; (ii) “SAFE Circular 7” means the Notice on Issues Relating to the Administration of Foreign Exchange for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company issued by SAFE on February 15, 2012, which became effective as of February 15, 2012, or any successor rule or regulation under PRC Law; (iii) “SAFE Circular 75” means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005, which became effective as of November 1, 2005 and replaced by SAFE Circular 37 on July 14, 2014; and (iv) “SAFE Circular 78” means the Operation Rules on the Foreign Exchange Administration on the Participation by Domestic Individuals in the Employee Stock Ownership Plans, Stock Option Plans of Offshore Listed Companies issued by SAFE on March 28, 2007, which became effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012.

“SEC” means the U.S. Securities and Exchange Commission.

“Shareholders Meeting” means a general meeting of the Company’s shareholders (including any adjournments or postponements thereof) to be held in accordance with the Company’s memorandum and articles of association to consider the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger.

“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals, training materials, descriptions, flow charts and other work products relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Special Committee” means the special committee of the Company Board currently consisting of three (3) members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the management of the Company, provided, however, that solely if the existing Special Committee no longer exists after the date of this Agreement or is otherwise altered by the Company Board, it shall mean any other special committee established by the Company Board in relation to the Transactions composed solely of independent directors who are (i) not affiliated with Parent or Merger Sub and (ii) not members of the Company’s management.

“Subsidiary” means, with respect to any party, any person (a) of which such party or any other Subsidiary of such party is a general or managing partner, (b) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, (c) of which at least a majority of the economic interests is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, including interests held through a “variable interest entity” structure or other similar arrangements, or (d) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP.

“Superior Proposal” means a written bona fide proposal or offer with respect to a Competing Transaction (provided that each reference to “20%” in the definition of “Competing Transaction” should be replaced with “50%”) that the Company Board determines in its good faith judgment, acting at the recommendation of the Special Committee (after consultation with its independent financial advisor and outside legal counsel), taking into account, among other things, all of the terms and conditions, including all legal, financial and regulatory, and other aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Company and its shareholders (other than holders of Excluded Shares) than the Transactions (taking into account, as the case may be, any revisions to the terms of this Agreement made or proposed in writing by Parent in response to such proposal or otherwise pursuant to Section 6.04) and is otherwise reasonably capable of being completed on the terms proposed (taking into account JD’s then intention in respect of the Ordinary Shares and ADSs it beneficially owns); provided, that a proposal or offer shall be deemed not to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such proposal or offer is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction.

“Tax Return” means any return, declaration, statement, report estimate, form or information return relating to Taxes filed or required to be filed with a Governmental Authority under the applicable Laws, and any schedules or amendments thereof.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Unvested Company RSU” means any Company RSU that is not a Vested Company RSU.

“Vested Company Option” means any Company Option that shall have become vested at or prior to the Effective Time and remains outstanding at the Effective Time in accordance with the terms of such Company Option.

“Vested Company RSU” means any Company RSU that shall have become vested at or prior to the Effective Time and remains outstanding at the Effective Time in accordance with the terms of such Company RSU.

“VIE Entity” means Shanghai Qusheng Internet Technology Co., Ltd., a limited liability company organized and existing under the laws of the PRC.

(b)            The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	Section 3.10
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Applicable Date	Section 3.07(a)
Arbitrator	Section 9.09(b)
Change in the Company Recommendation	Section 6.04(c)
Closing	Section 1.02
Closing Date	Section 1.02
Commitment Letter	Section 4.05(a)
Committed Financing	Section 4.05(a)
Companies Act	Recitals
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(f)(i)
Company Recommendation	Section 3.04(c)
Company Reimbursement	Section 8.06(f)(i)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)(ii)
Converted RSUs	Section 2.02(e)
Damages	Section 6.05(c)
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effect	Section 9.03(a)
Effective Time	Section 1.03
Enforceability Exceptions	Section 3.04(b)
Exchange Act	Section 3.03(c)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(d)
GAAP	Section 3.07(b)
Guarantor	Recitals
HKIAC	Section 9.09(b)
Indemnified Party	Section 6.05(b)
Limited Guarantee	Recitals
Long Stop Date	Section 8.02(a)
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.17(a)
Maximum Annual Premium	Section 6.05(b)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
Nasdaq	Section 3.03(c)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Parent	Preamble
Parent Group	Section 8.06(f)(i)
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
Proxy Statement	Section 6.01(a)
Record ADS Holders	Section 6.02(a)
Record Date	Section 6.02(a)
Requisite Approvals	Section 3.05(b)
Schedule 13E-3	Section 6.01(a)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)
Superior Proposal Notice Period	Section 6.04(d)
Surviving Company	Recitals
Takeover Statute	Section 3.18
Transaction Documents	Section 8.06(f)(iii)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)

Section 9.04           Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nonetheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05           Interpretation.

When a reference is made in this Agreement to a Section, Article, Annex, Exhibit or Schedule, such reference shall be to a Section, Article, Annex, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Annex, Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein shall have the meaning set forth in this Agreement. All Annexes, Exhibits or Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and any rules and regulations promulgated thereunder and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” or “US$” refers to United States Dollars. All “$” amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” mean a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06           Entire Agreement; Assignment.

This Agreement (including the Exhibits, Annexes and Schedules hereto) and the other Transaction Documents constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between any parties hereto, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any wholly owned Subsidiary of Parent by prior written notice to the Company, provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Section 9.06 is void.

Section 9.07           Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05, Section 8.06(a) and Section 8.06(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Options or Company RSUs, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08           Specific Performance.

(a)            Subject to Section 9.08(b) and Section 9.08(c), the parties hereto agree that irreparable damage would occur if any provision of this Agreement is not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b) and Section 9.08(c), the parties hereto acknowledge and agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Parent or Merger Sub, on the one hand, or the Company (acting at the direction of the Special Committee), on the other hand, shall, subject to Section 8.06, each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

(b)            Notwithstanding anything to the contrary in this Agreement, the obligation of Parent to consummate the Transactions and the Company’s right to seek or obtain an injunction or other form of specific performance or equitable relief to enforce Parent’s and Merger Sub’s obligations to consummate the Merger and the other Transactions shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, and (ii) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.03 have been satisfied or that it is waiving any of the conditions to the extent not so satisfied in Section 7.03 (other than those conditions that by their terms are to be satisfied at the Closing) and (B) if specific performance is granted and the Committed Financing is funded, then it will take such actions required of it by this Agreement to cause the Closing to occur.

(c)            Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, (x) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

Section 9.09           Governing Law; Dispute Resolution.

(a)            This Agreement shall be governed by and construed in accordance with the laws of the State of New York, except that the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of the Shares, the rights provided for in Section 238 of the Companies Act with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b)            Subject to Section 9.08, Section 9.09(a) and the last sentence of this Section 9.09(b), any Actions against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s) shall nominate jointly one Arbitrator; the respondent(s) shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Arbitration Rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.10           Amendment.

This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Company Board (acting at the recommendation of the Special Committee); provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would require further approval by the shareholders without such further approval.

Section 9.11           Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board (acting at the recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12           Confidentiality.

All confidential and proprietary information disclosed by the Company to Parent and its Affiliates and Representatives, including Parent’s financing sources and their respective representatives in connection with this Agreement and the Transactions, shall be subject to the provisions of the Confidentiality Agreements. If for any reason this Agreement is terminated prior to the Closing Date, the terms of the Confidentiality Agreements shall survive such termination and continue in full force and effect in accordance with its terms.

Section 9.13           Special Committee Approval.

Subject to the requirements of applicable Law, any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Company Board under this Agreement shall be made or taken upon the recommendation of, and only upon the recommendation of the Special Committee.

Section 9.14           Counterparts.

This Agreement may be executed and delivered (including by facsimile or email transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

JD SUNFLOWER INVESTMENT LIMITED

By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

JD SUNFLOWER MERGER SUB LIMITED

By:	/s/ Wang Ge
	Name:	Wang Ge
	Title:	Authorized signatory

DADA NEXUS LIMITED

By:	/s/ Laura Marie Butler
	Name:	Laura Marie Butler
	Title:	Chairperson of the Special Committee

[Signature Page to Agreement and Plan of Merger]

Annex A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [date]

BETWEEN

(1)            JD Sunflower Merger Sub Limited, an exempted company incorporated under the laws of the Cayman Islands on March 10, 2025, with its registered office situated at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands (“Merger Sub”); and

(2)            Dada Nexus Limited, an exempted company incorporated under the laws of the Cayman Islands on 8 July 2014, with its registered office situated at the offices of Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Company” or the “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)            Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of April 1, 2025 by and between JD Sunflower Investment Limited, Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), pursuant to which Merger Sub will merge with and into the Company and cease to exist, and the Surviving Company will continue as the surviving company in the Merger.

(b)            This Plan of Merger is made in accordance with section 233 of the Companies Act.

(c)            Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.            The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.            The surviving company (as defined in the Companies Act) is the Surviving Company and its name shall be Dada Nexus Limited.

REGISTERED OFFICE

3.            The Surviving Company shall have its registered office at [•].

AUTHORIZED AND ISSUED SHARE CAPITAL

4.            Immediately prior to the Effective Time (as defined below) the authorized share capital of Merger Sub was $50,000 divided into 50,000 ordinary shares of $1.0 par value per share, of which [1] share has been issued.

5.            Immediately prior to the Effective Time the authorized share capital of the Company was $200,000 divided into 2,000,000,000 Ordinary Shares of a par value of $0.0001 each, of which [•] ordinary shares have been issued and fully paid.

6.            At the Effective Time, the authorized share capital of the Surviving Company shall be $[•] divided into [•] ordinary shares of $[•] par value per share.

7.            At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)            Each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Ordinary Shares represented by ADSs, the Excluded Shares and the Dissenting Shares) shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration, being $0.5 per Ordinary Share.

(b)            Each Ordinary Share issued and outstanding, which is represented by an ADS (other than ADSs representing Excluded Shares) immediately prior to the Effective Time, shall be cancelled in exchange for the right to receive the Per ADS Merger Consideration, being $2.0 per ADS.

(c)            Each of the Excluded Shares issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

(d)            Each of the Dissenting Shares shall be cancelled and shall cease to exist in accordance with Section 2.03 of the Agreement and thereafter represent only the right to receive the applicable payments set forth in Section 2.03 of the Agreement.

(e)            Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value $[•] per share, of the Surviving Company. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

8.            At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.            The Merger shall take effect on [•] / [the date on which this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the “Registrar”) in accordance with Section 233(13) of the Companies Act, unless such Effective Time is amended in accordance with paragraph 16 of this Plan of Merger] (the “Effective Time”).

PROPERTY

10.            At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.            The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.            There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.            The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[•]	[•]

SECURED CREDITORS

14.            (a)                Merger Sub has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger; and

(b)            The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.           This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

AMENDMENTS

16.            At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both the Surviving Company and Merger Sub in accordance with Section 235(1) of the Companies Act, including to effect (i) a change to the Effective Time (provided that any such change is in compliance with section 234 of the Companies Act) and/or (ii) any other changes to this Plan of Merger which the directors of both the Surviving Company and Merger Sub deem advisable, provided, that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or Merger Sub, as determined by the directors of both the Surviving Company and Merger Sub, respectively.

APPROVAL AND AUTHORIZATION

17.            This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Act.

18.            This Plan of Merger has been authorized by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Act.

COUNTERPARTS

19.            This Plan of Merger may be executed by email (PDF) or scanned versions or facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

20.            This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of JD Sunflower Merger Sub Limited:

[Name]
Director

For and on behalf of Dada Nexus Limited:

[Name]
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)

Schedule 2.02